NEWS RELEASE

BROOKFIELD REPORTS 15% GROWTH IN
FUNDS FROM OPERATIONS

NEW YORK, February 5, 2004 – Brookfield Properties Corporation (BPO: NYSE, TSX) today announced strong financial results for the year and fourth quarter ended December 31, 2003. Results from continuing operations exclude those of Brookfield Homes Corporation, which was distributed to common shareholders on January 6, 2003 and as such is classified as a discontinued operation.

RESULTS OF OPERATIONS

Total funds from continuing operations and gains for the year ended December 31, 2003 increased 28% to $460 million or $2.78 per share, compared to $374 million or $2.18 per share for 2002. The 2003 results included $100 million in gains on the sale of a 49% interest in 245 Park Avenue in New York, while the 2002 results included $60 million in gains on the sale of 50% interests in Bankers Hall in Calgary and Exchange Tower in Toronto.

Funds from continuing operations, prior to property disposition gains, increased 15% to $361 million or $2.15 per share, compared with $322 million or $1.87 per share in 2002.

Net income from continuing operations for the year ended December 31, 2003 increased 22% to $1.63 per share, compared to $1.34 per share for 2002. Including the results of discontinued operations, net income was $1.61 per diluted share for the year ended December 31, 2002.

	Including Property Gains		Excluding Property Gains

For the year ended December 31	2003	2002*	2003	2002*

Funds from operations (FFO)
- $(millions)	$460	$374	$361	$322
- per share	$2.78	$2.18	$2.15	$1.87
Net income
- $(millions)	$279	$236	$209	$194
- per share	$1.63	$1.34	$1.19	$1.09

*Excludes the results of Brookfield Homes Corporation

Total funds from continuing operations and gains for the three months ended December 31, 2003 increased to $193 million or $1.19 per share, compared to $81 million or $0.47 per share for 2002. Net income from continuing operations for the three months ended December 31, 2003 was $0.75 per share, compared to $0.29 per share for 2002. Including the results of discontinued operations, net income was $0.39 per diluted share for the three months ended December 31, 2002.

Funds from continuing operations, prior to property disposition gains, for the three months ended December 31, 2003, increased to $94 million or $0.56 per share, compared with $81 million or $0.47 per share in the prior year.

	Including Property Gains		Excluding Property Gains

For the three months
ended December 31	2003	2002*	2003	2002*

Funds from operations
- $(millions)	$193	$81	$94	$81
- per share	$1.19	$0.47	$0.56	$0.47
Net income
- $(millions)	$126	$50	$56	$50
- per share	$0.75	$0.29	$0.31	$0.29

*Excludes the results of Brookfield Homes Corporation

On January 6, 2003, the company distributed all of the common shares of Brookfield Homes to shareholders of record on January 2, 2003. Shareholders received one common share of Brookfield Homes for each five shares of Brookfield Properties held on the date of record. The transaction was recorded as a distribution to shareholders at the carried value of the company’s investment in Brookfield Homes, and resulted in a reduction in the stated capital of Brookfield Properties of $323 million. The company’s results for the year 2002 and prior periods include the results of Brookfield Homes classified as a discontinued operation.

“Brookfield’s solid tenant base, pro-active asset management strategies and gains on sales of partial interests in the company’s core office portfolio contributed to our strong financial results for the year, including 15% growth in FFO per share. Our shareholders in turn benefited from a 60% total return for the year prior to factoring in the appreciation of the Brookfield Homes common stock,” said Ric Clark, President and CEO of Brookfield. “The continued strength of our results and our confident outlook for the company in 2004 reflect our focus on reducing risk throughout the portfolio in order to consistently deliver value to our shareholders.”

MAJOR 2003 INITIATIVES

During 2003, Brookfield undertook a number of initiatives to expand its portfolio, strengthen its balance sheet and generate additional liquidity to position the company for continued growth.

•	Sold a 49% interest in 245 Park Avenue to NYSTRS (New York State Teachers’ Retirement System) based on a property valuation of $894 million. This transaction generated cash proceeds of approximately $195 million net of non-recourse debt on the property. Brookfield retains the management and leasing of the property.

•	Entered new, targeted market with the acquisition of 1625 Eye Street, N.W., in Washington, D.C. for $157.5 million, establishing a solid beachhead in the most stable office market in the U.S. Located two blocks from the White House, the 386,000 square foot office property was developed by the Union Labor Life Insurance Company and completed in April 2003. Amenities of the building include a five-level underground parking facility, 12,000 square feet of street-level retail and convenient access to public transportation.

•	Completed the 300 Madison Avenue development at 42nd Street in midtown Manhattan. Subsequent to year-end, Brookfield announced that PricewaterhouseCoopers is subleasing

800,000 square feet of space from CIBC World Markets, which will occupy the balance of the building. Expected to be named the “PricewaterhouseCoopers Center,” the building rises 35 stories in the heart of Midtown Manhattan, one block west of Grand Central Terminal. The elevated, spacious lobby features a striking eight-story glass atrium ascending above the main entrance at the corner of 42nd Street. The building features an auditorium, dining facilities and other amenities on the expansive lower levels.

•	Financed four properties, One World Financial Center in Lower Manhattan, Republic Plaza in Denver, Canada Trust Tower at BCE Place in Toronto, and Petro-Canada Centre in Calgary for total proceeds of $491 million.

•	Repurchased five million common shares of the company at an average price of $21.10 per share. Subsequent to year-end, Brookfield acquired an additional 160,100 shares. This brings the total number of shares repurchased since the inception of the company’s normal course issuer bid in 1999 to 10.9 million at an average of $18.41.

•	Issued $415 million of preferred shares through three offerings with favorable dividend rates averaging 5.4%, further strengthening the balance sheet and reducing the company’s cost of capital.

•	Increased corporate credit facility by $50 million to $150 million, further enhancing liquidity and financial flexibility.

•	Announced several senior management appointments including the promotion of Dennis Friedrich to President of U.S. Commercial Operations and Tom Farley to President of Canadian Commercial Operations, and the naming of Frederick Kelly as Senior Vice President and Chief Investment Officer, Craig Laurie as Senior Vice President and Chief Financial Officer, and David Sternberg as Senior Vice President, U.S. Midwest and Mountain Regions.

•	Separated the U.S. home building assets into its own public vehicle with the spin-out of Brookfield Homes Corporation, distributed to shareholders on January 6, 2003. Since its NYSE listing on January 7, 2003, the share price of Brookfield Homes has more than doubled.

•	Increased ownership in its New York and Boston assets to 99.4% and in its significant Canadian operating subsidiary to 89%.

•	Gained investment-grade rating from Standard & Poor’s, creating new opportunities to access debt and preferred share markets.

OPERATING HIGHLIGHTS

During 2003, Brookfield strengthened the cashflows achieved from its operating business while continuing its pro-active leasing strategy, addressing roll-over exposures in the coming years. The portfolio was 94.1% leased at year-end, with an occupancy rate of 97.3% in the company’s core markets of New York, Boston, Toronto and Calgary.

•	Achieved growth of $19 million in commercial property operating income for the year to $571 million from $552 million in 2002, after removing the impact of dispositions.

•	Pro-actively leased 3.5 million square feet during 2003, three times the amount contractually expiring. This strong leasing activity is driven in large part by market rents that have been relatively stable over the past year, coupled with a belief that the economy may be improving, both factors motivating tenants to renew leases early. In addition, companies looking to relocate or consolidate are moving to higher quality properties such as Brookfield’s. A total of 19 million square feet has been leased across the portfolio since 1999.

•	Earned $31 million from residential land development operations, an increase of $9 million over 2002. The low interest rate environment in which Brookfield’s retained land and housing business operates has greatly enhanced market demand for lots and homes.

OUTLOOK

“We look forward to 2004 with cautious optimism, as we continue to see encouraging signs of tenants making long-term decisions which we believe will make leasing markets stronger as the economy improves,” said Ric Clark, President & CEO of Brookfield. “Our long-term lease profile, in conjunction with a strong balance sheet and significant financial flexibility, provide a solid foundation for our continued growth, both internally through contractual rent increases and externally through acquisitions and selective development opportunities,” concluded Clark.

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Dividend Declaration

The Board of Directors of Brookfield declared a quarterly common share dividend of $0.15 per share, payable on March 31, 2004 to shareholders of record at the close of business on March 1, 2004. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise. The quarterly dividends payable for the Class AAA, Series F, G, H and I preferred shares were also declared payable on March 31, 2004 to shareholders of record on March 15, 2004.

Conference Call

Brookfield’s fourth-quarter investor conference call can be accessed by teleconference on February 6, 2004 at 10:00 a.m. E.S.T. at 877-888-7019 or 416-695-9757. The archived teleconference may be accessed by dialing 800-293-7783 or 416-695-5797 with access code 0705 through February 12, 2004. The conference call can also be accessed by Web cast on the Brookfield Web site at www.brookfieldproperties.com.

Supplemental Information

Investors, analysts and other interested parties can access Brookfield’s Supplemental Information Package on Brookfield’s Web site under the Investor Information/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Profile

Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 48 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO.

Contact: Melissa Coley, Vice President, Investor Relations and Communications, tel. (212) 417 – 7215, or via email at: mcoley@brookfieldproperties.com.

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Note: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENT OF INCOME

	Three months ended Dec. 31		Year ended Dec. 31

(US Millions, except per share amounts)	2003	2002	2003	2002

Total revenue and gains	$447	$390	$1,363	$1,372

Net operating income
Commercial property operations
Operating income from current properties	$144	$144	$571	$552
Operating income from properties sold	—	8	26	48
Property disposition gains	100	—	100	60

Total commercial property operations	244	152	697	660

Development and residential income	10	2	31	22
Interest and other	17	11	62	48

	271	165	790	730

Expenses
Interest	62	68	265	284
Administrative and development	11	9	44	42
Interests of others in properties	5	7	21	30

Income before non-cash items	193	81	460	374

Depreciation and amortization	21	22	79	80
Taxes and other non-cash items	46	9	102	58

Net income from continuing operations	126	50	279	236
Net income from discontinued operations	—	16	—	44

Net income	$126	$66	$279	$280

Funds from operations per share — diluted
Excluding property disposition gains	$0.56	$0.47	$2.15	$1.87
Property disposition gains	0.63	—	0.63	0.31
Discontinued operations	—	0.16	—	0.45

	$1.19	$0.63	$2.78	$2.63

Net income per share — diluted
Excluding property disposition gains	$0.31	$0.29	$1.19	$1.09
Property disposition gains	0.44	—	0.44	0.25
Discontinued operations	—	0.10	—	0.27

	$0.75	$0.39	$1.63	$1.61

CONSOLIDATED BALANCE SHEET

		Pro-Forma*
	Dec. 31	Dec. 31	Dec. 31
(US Millions)	2003	2002	2002

Assets
Commercial properties	$6,297	$5,661	$5,661
Development properties	684	944	944
Receivables and other	717	769	769
Marketable securities	267	—	—
Cash and cash equivalents	132	76	76
Assets of Brookfield Homes Corporation	—	—	879

	$8,097	$7,450	$8,329

Liabilities
Commercial property debt	$4,537	$4,588	$4,588
Accounts payable and other liabilities	563	429	429
Liabilities of Brookfield Homes Corporation	—	—	556
Shareholders’ interests
Interests of others in properties	81	84	84
Preferred shares — subsidiaries and corporate	1,001	579	579
Common shares	1,915	1,770	2,093

	$8,097	$7,450	$8,329

•     Excludes Brookfield Homes Corporation which was distributed to common shareholders on January 6, 2003.